UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)

Under the Securities Exchange Act of 1934

PARAMOUNT GOLD AND SILVER CORP.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

69924P102

(CUSIP Number)

Robert A. Grauman, Esq. Baker & McKenzie LLP 1114 Avenue of the Americas New York NY 10036 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69924P102

1.	Names of Reporting Persons.

FCMI FINANCIAL CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-
	8.	Shared Voting Power

24,444,234
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

24,444,234
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

24,444,234

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.8%
14.	Type of Reporting Person

CO

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CUSIP No. 69924P102

1.	Names of Reporting Persons.

ALBERT D. FRIEDBERG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

-0-
	8.	Shared Voting Power

24,444,234
	9.	Sole Dispositive Power

-0-
	10.	Shared Dispositive Power

24,444,234
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

24,444,234

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

15.8%
14.	Type of Reporting Person

IN

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The Statement on Schedule 13D dated and filed March 23, 2009, as amended by Amendment No. 1 dated and filed May 28, 2009, Amendment No. 2 dated and filed July 21, 2009, Amendment No. 3 dated and filed August 6, 2009, Amendment No. 4 dated and filed August 6, 2009, by Amendment No. 5 dated and filed September 23, 2009, Amendment No. 6 dated and filed October 19, 2009, Amendment No. 7 dated and filed June 23, 2010, Amendment No. 8 dated June 30, 2010, Amendment No. 9 dated December 22, 2010 and Amendment No. 10 dated and filed January 11, 2011 (as so amended, the “Statement”), filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), and Albert D. Friedberg (collectively with FCMI, the “Filing Persons”), relating to the common stock, $0.001 par value (the “Common Shares”), of Paramount Gold and Silver Corp., a Delaware corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 11. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

The total consideration paid by FCMI for the 1,170,732 Common Shares purchased in the private placement described in Item 4 was US$2,400,000.60. FCMI acquired the funds used for such purchase from its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by the addition of the following information:

On June 21, 2011 and June 22, 2011, FCMI sold a total of 21,498 Common Shares in open market sales on the NYSE Amex to enable FCMI to realize on a portion of its investment in the Issuer at market prices deemed favorable by FCMI.

On March 20, 2012, FCMI sold 1,155,000 Common Shares in private transactions, of which 577,500 Common Shares were sold to Mr. Rudi Fronk and 577,500 Common Shares were sold to Mr. James Anthony. The sales were made in final settlement of Mr. Fronk’s and Mr. Anthony’s respective profit participations with respect to 1,800,000 Common Shares purchased by FCMI in March 2009. For additional information regarding such profit participations, see the Schedule 13D (Amendment No. 1) filed by the Filing Persons on May 28, 2009.

On March 30, 2012, FCMI purchased 1,170,732 Common Shares directly from the Issuer in a private placement in which the Issuer sold a total of 10,417,776 Common Shares to FCMI and other investors. In connection with the investment, the Issuer and FCMI (as well as other investors) entered into individual subscription agreements. Pursuant to the agreement between FCMI and the Issuer (the “Subscription Agreement”), FCMI agreed to purchase such Common Shares for a price of US$2.05 per share. The Subscription Agreement contains, among other provisions, certain representations and warranties by FCMI as to its status as an “accredited investor” within the meaning of Rule 501 of Regulation D under the U.S. Securities Act of 1933, as amended (the “1933 Act”) and as to FCMI’s non-distributive intent with respect to the Common Shares, made to support the Issuer’s offer and sale of the Common Shares to FCMI without registration under the 1933 Act, as well as representations and warranties with respect to certain Canadian securities law matters to support the Issuer’s offer and sale of the Common Shares without the filing of a prospectus with any Canadian securities commission. FCMI also agreed that it would not dispose of the Common Shares unless they are registered under the 1933 Act and applicable state securities laws or an applicable exemption from registration is available. FCMI also acknowledged that under Canadian law, the Common Shares may not be traded until four months and one day after the closing of the purchase and that certificates evidencing such Common Shares would bear a legend noting such restriction, which would prevent delivery of such shares from being “good delivery” in settlement of transactions in the Common Shares on the Toronto Stock Exchange. At FCMI’s request, the Issuer also provided FCMI with an extract from the minutes of the Issuer’s Board of Directors approving the private placement, confirming that the Issuer continues to approve FCMI as an “interested stockholder” within the meaning of Section 203 of the Delaware General Corporation Law.

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Pursuant to the Subscription Agreement, the Issuer also covenanted to use its reasonable commercial efforts to file and have declared effective by the SEC a registration statement on Form S-1 registering the resale in the United States of the Common Shares under the 1933 Act. In connection with such undertaking by the Issuer, FCMI acknowledged that its Common Shares will remain subject to the four-month hold period in Canada, regardless of the filing or effectiveness of such registration statement.

FCMI acquired the additional Common Shares reported in this Schedule 13D (Amendment No. 11) for investment and in the ordinary course of business, based on its evaluation of the Issuer’s business and prospects and the Common Shares, and to provide additional working capital to the Issuer, which stated in the offering materials for the Issuer’s private placement that it intends to use the proceeds from the sale of Common Shares to FCMI and other investors for general corporate purposes, which may include working capital, capital expenditures, mining, mineral exploration programs, geological fees, regulatory affairs expenditures, mineral testing, and acquisitions of new properties or mining concessions.

In addition to the foregoing transactions in the Issuer’s Common Shares, the Issuer reported its definitive proxy statement dated October 17, 2011 that Mr. Rudi Fronk, a member of the Issuer’s Board of Directors, had offered to decline to seek re-election to the board at the Issuer’s shareholders meeting held December 2, 2011, and that the Issuer had accepted such offer. Mr. Fronk had originally been elected to the Board of the Issuer as a designee of FCMI pursuant to a side letter agreement between FCMI and the Issuer dated March 19, 2009, entered into in connection with FCMI’s initial investment in the Issuer. Pursuant to the side letter agreement, the Issuer agreed that at each shareholders meeting of the Issuer at which directors were to be elected, so long as FCMI beneficially owns (determined in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (i) at least 20% of the outstanding Common Shares, two designees of FCMI would be nominated and recommended for election to the Issuer’s Board of Directors, and (ii) less than 20%, but more than 10% of the Issuer’s Common Shares, one designee of FCMI would be so nominated and recommended for election. At the time Mr. Fronk declined to stand for re-election FCMI’s beneficial ownership was, and and at the date hereof such beneficial ownership is, less than 20% but more than 10%, and FCMI continues to be entitled to designate one person for nomination and recommendation for election to the Issuer’s board. Mr. Eliseo Gonzalez-Urien is FCMI’s remaining designee on the Issuer’s board.

The foregoing descriptions of the Subscription Agreement and the side letter agreement are qualified in their entirety by reference to the full text of such agreements. The Subscription Agreement has been filed as an exhibit to this Schedule 13D (Amendment No. 11) and is incorporated herein by reference; the side letter was filed as an exhibit to the Filing Parties’ original Schedule 13D.

Future actions by the Filing Persons with respect to their investment in the Issuer will be determined by reference to the factors and considerations described in Item 4 of this Statement as originally filed. Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

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Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended by the addition of the following information:

On June 21, 2011 and June 22, 2011, FCMI sold a total of 21,498 Common Shares in open market sales on the NYSE Amex. The total consideration received by FCMI for these sales was approximately US$82,770.00.

On March 20, 2012, FCMI sold 1,155,000 Common Shares in private transactions, of which 577,500 Common Shares were sold to Mr. Rudi Fronk and 577,500 Common Shares were sold to Mr. James Anthony. The sale price in each case was CDN $1.05 per share, for a total price of CDN $606,375 payable by each of Mr. Fronk and Mr. Anthony and total consideration to FCMI of CDN $1,212,750.

On March 30, 2012, FCMI purchased 1,170,732 Common Shares directly from the Issuer in the private placement described in Item 4 at a purchase price of US$2.05 per shares, for total consideration of US$2,400,000.60.

The final paragraph of Item 5 of the Statement is amended and restated to read in its entirely as set forth below:

On the date of this Schedule 13D (Amendment No. 11), and after giving effect to the transactions reported herein, FCMI is the beneficial owner of 24,444,234 Common Shares, constituting approximately 15.8% of the Issuer’s Common Shares. Such percentage beneficial ownership has been determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act, as if 155,062,288 Common Shares were outstanding. Common Shares outstanding was computed by adding to 136,944,512 Common Shares outstanding, as reported by the Issuer in its press release issued on March 28, 2012 announcing the private placement: (i) 10,417,776 Common Shares issued in the private placement described in Item 4, plus (ii) 7,700,000 Common Shares issuable upon exercise of the Warrants owned by FCMI. Of such 24,444,244 Common Shares beneficially owned by FCMI, 16,744,234 Common Shares are presently issued and outstanding and owned by FCMI and 7,700,000 Common Shares are issuable upon exercise of the Warrants. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the ultimate beneficial owner of all of the Common Shares beneficially owned by FCMI. Except for Mr. Friedberg’s beneficial ownership of the Common Shares owned by FCMI, none of the directors or officers of FCMI beneficially owns any Common Shares. Except as reported in this Schedule 13D (Amendment No. 11), neither FCMI nor any of its officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D (Amendment No. 11).

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by the addition of the following information:

For a description of the Subscription Agreement between FCMI and the Issuer, see Item 4 above. Subject to the next-to-last paragraph of Item 4, such description is incorporated herein by reference in its entirety in response to this Item 6. A copy of the Subscription Agreements has been filed as an exhibit to this Schedule 13D (Amendment No. 11).

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Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended by the addition of the following information:

The list of Exhibits in Item 7, as amended to date, is hereby amended by the addition of the following exhibit:

Exhibit No.	Exhibit

99.10	Subscription Agreement dated as of March 20, 2012, between FCMI Financial Corporation and Paramount Gold and Silver Corp., including Exhibit A, “Investor Questionnaire”

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2012

FCMI FINANCIAL CORPORATION

	By:	/s/ Henry Fenig
Name: Henry Fenig
Title: Executive Vice President

/s/ Albert D. Friedberg
Albert D. Friedberg

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